

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 2, 2008

Mr. Gregory A. Thaxton
Vice President, CFO
Nordson Corporation
28601 Clemens Road
Westlake, OH 44145

   RE: Form 10-K for the fiscal year ended October 31, 2007
     Form 10-Q for the period ended January 31, 2008
     File No. 0-7977

Dear Mr. Thaxton:

   We have limited our review to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies and Estimates, page 18

Goodwill

2. Given the significance of your goodwill balance as of December 31, 2007, please provide a more detailed discussion of your accounting for the recognition and measurement of a goodwill impairment loss. In this regard,

   - Please identify your reporting units as defined by paragraph 30 of SFAS 142.
   - Provide a more detailed description of the valuation method used to determine if goodwill is impaired and how you calculate cash flows for your impairment test, including the assumptions used to support recoverability.   In this regard, please address how the decline in operating profit in your Advanced Technology Systems segment from $57 million to $40 million impacted your goodwill impairment analysis.

   Additionally, please enhance your disclosure in MD&A to discuss in greater detail the business reasons for the changes between periods in operating profit in your Advanced Technology Systems segment.

Pension Plans and Postretirement Medical Plan, page 18

3. Since your critical accounting assumptions are based on matters that are highly uncertain, please provide a sensitivity analysis showing the effect of a plus or minus 1% change in each of your significant assumptions, including interest rates, return on pension assets, compensation increases, mortality and turnover assumptions and discount rates. See Section V of SEC Release Nos. 33-8350 – Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements

Note 15 – Acquisitions, page 58

4. Please enhance your disclosure to include a description of the factors that contributed to purchase prices that resulted in your recognition of $238 million of goodwill due to the acquisitions of Dage Holdings, Limited, Picodostec, YesTech Inc. and TAH Industries in fiscal year 2007. Refer to paragraph 51(b) of SFAS 141. Specifically, a detailed discussion should be provided for Dage Holdings given the fact that the goodwill you recognized represented 75% of Dage's total purchase price. In this regard, your statement that "The purchase of Dage fits Nordson's strategy of acquiring companies with above-average growth in markets currently served by Nordson" is not sufficient.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief